CUSIP NO: 74373C 10 7	Page 9 of 9

EXHIBIT 99.1

The following table sets forth all acquisitions of common stock of the Issuer by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 4 to Schedule 13D.

Reporting Person	Date	Number of Shares	Conversion/ Purchase Price	Convertible Debt Shares	Transactions
Mr. Davis	2/8/12	77,586	--	--	Issued to reporting person as compensation for providing a loan guaranty on behalf of the Issuer.
Mr. Davis	3/30/12	215,805	--	--	Issued to reporting person as compensation for providing a loan guaranty on behalf of the Issuer.
Mr. Davis	3/30/12			76,923	Purchase by the reporting person of $100,000 of convertible debt, convertible at $1.30 per share though 3/31/2014.